Filed by Old National Bancorp
                                Pursuant to Rule 425 under
                                  the Securities Act of 1933
                                Subject Company: Old National
                                  Bancorp - Heritage Financial
                                  Services,Inc. and ANB Corporation
                                Commission File No. 0-10888


SUBJECT:  OLD NATIONAL BANCORP ANNNOUNCES FEDERAL RESERVE BOARD
          APPROVALS FOR ACQUISITIONS OF HERITAGE FINANCIAL
          SERVICES AND ANB CORPORATION

RELEASE DATE:  February 8, 2000

FOR FURTHER INFORMATION CALL:   John S. Poelker - 812-464-1266
                                Executive Vice President
                                Chief Financial Officer

                                Jeffrey L. Knight - 812-464-1363
                                Corporate Secretary and General
                                  Counsel


(Evansville, Indiana) -- On January 27, 2000, Old National Bancorp, Inc. [NASDAQ: OLDB] received approval from the Federal Reserve Board for the acquisitions of Heritage Financial Services, Inc. in Clarksville, Tennessee, and ANB Corporation in Muncie, Indiana [NASDAQ: ANBC].

The Heritage Financial Services shareholders' meeting will be held on February 28, 2000, and assuming that state regulatory and shareholder approvals are received, and the other conditions outlined in the merger agreement are met, the transaction is expected to close on March 1, 2000.

The ANB Corporation shareholders' meeting will be held on March 10, 2000, and assuming that state regulatory and shareholder approvals are received, and the other conditions outlined in the merger agreement are met, the transaction is expected to close on March 10, 2000.

The necessary state regulatory approvals are expected in time to allow the transactions to close as expected.

Statements in this press release which express "belief", "intention", or "expectation", as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties which may cause actual results to differ materially. Among the risks and uncertainties that could cause actual results to vary materially are: (1) failure to obtain necessary shareholder approval of the transactions, (2) failure to obtain necessary state regulatory approval of the transactions, (3) necessary conditions in the merger agreement not being satisfied, and (4) the occurrence or existence of any facts or circumstances which would allow any party to the merger agreement to terminate the merger agreement.

Investors are urged to read the important information regarding the transactions which have been disclosed in registration statements filed by Old National, Heritage and ANB with the SEC. Investors can view the registration statements and other documents filed by Old National, Heritage and ANB at the SEC's web site located at http:\\www.sec.gov. Investors can obtain any of the documents incorporated by reference in the registration statements free from Old National, Heritage or ANB as the case may be.



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